Contact

www.linkedin.com/in/ravi-
prakash-87628228 (LinkedIn)

Top Skills

Electronics
Material sc
Social Services

Ravi Prakash

Owner, SES Instruments Pvt. Ltd, Managing Director, Turant
Technologies Pvt Ltd
Uttarakhand, India

Summary

Having completed my MTech from IIT Roorkee, I joined our family
company of manufacturing electronic measuring instruments and
complete laboratory experiments for post graduate physics labs and
under graduate electronics labs. Our company SES Instruments Pvt
Ltd has since grown multiple folds expanding its market in over 18
countries. We are bow trying to expand our manufacturing base to
include EV chargers and batteries. We are looking for some JV with
some established players in this field.

Experience

SES Instruments Pvt. Ltd,.
Owner
June 1994 - Present (29 years 10 months)

Turant
Managing Director
February 2021 - Present (3 years 2 months)
India

St Gabriels Academy
Gabrielite Alumni Association
1978 - 1988 (10 years)

Education

Indian Institute of Technology, Roorkee
Master of Technology - MTech, Applied sc · (July 1991 - June 1994)